Filed by Ashford Hospitality Trust, Inc.
(Commission File No. 001-31775) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
            Commission File No. 001-14236

ASHFORD HOSPITALITY TRUST
Fourth Quarter 2016 Conference Call
February 24, 2017, 10:00 am CT
Chairperson: Douglas Kessler

Participant 1:
Hey, good morning guys.  Thanks for taking my questions.  I had two that I was hoping to touch on.  First of all, Doug, congratulations on the promotion to CEO.  I'm wondering that - in the new - with the new title and in the new role if you are going to take any closer look at the incentive fee structure?  I mean obviously you guys recorded an incentive fee to Ashford Inc. this quarter.  I think most of us missed it - it's probably our fault that we missed it not realizing how much the stock had run up in the fourth quarter.  But if I look at the stock up 23% in 2016, that’s a year after it was down 40% in 2015, and on a two year basis down 26% which is largely in line with the group.  Are you thinking about any call back opportunities there for AHT?  It seems like they might make sense to look at things on more than just a one calendar year basis.  Any thoughts in the new role, Doug?

Douglas Kessler:
Ryan, thanks for the congratulations I appreciate it.  In terms of the agreement that we have with Ashford Inc., you're correct that the calculation is done on an annual basis with no longer-term period view to that calculation.  As you also know, over at Ashford Prime, the agreement between Ashford Inc. and Ashford Prime pursuant to discussions between the independent directors of those two boards, reached some changes to the agreement, which is subject to a forthcoming shareholder vote.  And if that is passed by the shareholders then it may be worthwhile for the Ashford Trust board of independent directors to engage with the Ashford Inc. independent board of directors and evaluate what types of potential changes may make sense.  Clearly we have structured that concept around the transaction with FelCor, and we believe - and we've stated that the expectation will be within a year of the transaction closing that we would seek to negotiate some similar changes between Ashford Trust and Ashford Inc., that Ashford Prime was able to achieve.

Participant 1:
Right, but if I recall correctly the Ashford Prime changes don't include any type of change to the, I guess, period for the incentive fee calculation or potential clawback provisions.  Is that something you would look to do at AHT?

Douglas Kessler:
That would be something perhaps for our board to take under advisement.  We were very open to receiving feedback during the process for Ashford Prime based upon feedback that we received from the research community as well as shareholders.  And obviously, while Prime and Trust are similar, they are also different.  And so to the extent that we go through that process with the Trust board and the Ashford Inc. board, we will take into consideration input from shareholders to come up with -

Participant 1:	Got you.

Douglas Kessler:	- Go ahead.

Participant 1:
No, that makes sense. And I guess just as a follow up to that.  If for one reason or another the FelCor deal does not go through, would the Ashford Trust Board still be interested in having those same discussions with the Ashford Inc. Board, or is it 100% contingent on the FelCor deal?

Douglas Kessler:
The Ashford Trust board hasn’t commented on that, obviously they'll be looking closely at the outcome of the forthcoming vote between Ashford Inc. and Ashford Prime when that shareholder vote takes place.  And we'll be looking closely at the results of that.

Participant 1:
Okay, no that makes sense.  And then just with regards to the FelCor offer, since you guys have made it public and they are starting to address some of these concerns publicly - I'm not asking for public negotiation if you will, but is the offer that you've put up there open to some adjustments, particularly open to a central cash component and a reduced stock component?  It seems like the stock is the biggest hang-up that FelCor has and obviously you've highlighted why they shouldn’t be so concerned about that but maybe reducing the exposure of stock might make a big difference.

Douglas Kessler:
Well, based upon their response today which seems to have thrown cold water on perhaps our stocks performance and their stock performance, given that we're both down materially, it didn’t seem like it had to do with the amount of the offer; it seemed to have to do with some structural components.  And early in our discussions with them, they strongly encouraged us to propose stock.  And that's what we have done.  We are open to engagement and discussions and that's the purpose of what we're trying to accomplish here.  We believe a deal makes great sense for both sets of shareholders.  But in order to get to a deal we have to get passed some of the issues that I think we gave very clear, crystal answers to today that really have no bearing on the economics of this opportunity for both sets of shareholders.  Once we get passed that, then I think we’re happy to engage in productive dialogue on the real economics behind this opportunity.  But, having said, at a 28% premium compared to most MNA REIT transactions that average between a 10-15% premium, I think it's hard to disagree that this is a full and fair price for the opportunity.

Participant 1:
Yes, that makes sense.  And then I guess along those lines, with regards to the FelCor dynamic, one of the points that they address is that they claim that the external management fees would be in excess of $25 million.  If I'm doing my math correctly that's nowhere near the value.  Am I right?

Douglas Kessler:	Yes, you're correct Ryan. That's an extremely high number and I don't know how they're getting that number.

Participant 1:	Right, I think the base fees will end up closer to $10 million or so. So seems a -

Douglas Kessler:
And Ryan, the incremental base advisory fees would be about $17-18 million based on the value of the equity, value of the preferred.  And recall that our current structure has a step down fee arrangement within Ashford Hospitality Trust.  Over a certain total enterprise value, the fee drops.  And so we would cross that initial threshold here.  And so both platforms stand to benefit effectively from a reduced fee based upon increased scale, which when the agreement was reached between the platforms in Ashford Inc. that was a built in concession given by Ashford Inc., recognizing that the incremental profit margin on scale is sizable and so the fee should be commensurately reduced.

Participant 1:
Okay that makes sense.  Then just one last thing here on the FelCor opportunity.   It sounds to us like the FelCor board and management are not that receptive to this, which is obviously why you guys have gone public.  If you guys do end up moving forward with the proxy contest that you've started, can you give us an idea of how much that might impact G&A at Ashford Trust?

Douglas Kessler:
It's not an excessive amount of money, just depends what the legal costs are along the way.  And we can't anticipate that.  We think that the small amount of dollars to proceed with this relative to the overall big picture gain here, and the hundreds of millions of dollars is  absolutely the right thing to do.  You know - you could frame - sometimes we spend capital chasing after acquisition opportunities and we use that capital judiciously to chase what we think are the right opportunities.  So this is the same type of approach.  We have to spend some diligence dollars here, some effort dollars here to pursue an acquisition opportunity that we think is very advantageous to our shareholders and their shareholders as well.

Participant 1:	So does that mean that any dollars you spend in terms of deal costs or proxy costs you'd then do an add-back into adjusted EBITDA and adjusted FFO?

Deric Eubanks:	Yes Ryan, we would view those costs as obviously non-recurring costs that we would adjust in our adjusted EBITDA and adjusted FFO tables.

Participant 1:	Okay, that's helpful. That's all from me. Thanks guys.

Douglas Kessler:	Thank you Ryan.

Participant 2:
Oh, hi.  Just a question actually about the results in Q4.  Just looking at the hotels under renovation versus you comparable hotel set and obviously the hotels under renovation would under perform the comparable hotel set.  But it seems like there was a, sort of, bigger underperformance in Q4 versus what we saw the first three quarters of the year.  I'm just wondering if you could give color.  Was the extent of the renovation disruption worse in Q4 for some reason or just - because the sort of full comparable hotel set didn't out perform the way the hotels not under renovation did.

Jeremy Welter:
Yes Robin, all renovations aren’t equal and so when we do the disclosures you can sometimes have rooms renovation versus lobby renovations.  And sometimes we find that the lobby renovations can be more impactful and you're not taking rooms out.  But generally rooms do displace more revenue.  I think the bigger overall look here is that when you don't even adjust to the renovation activity we still gain market share of 40 basis points against the comp set, and 30 basis points against the track scale.  So we did a great job in spite of the renovations and still gained market share, just when you don't even account for the renovation activity.

Participant 2:	Okay, great. Thank you.

Participant 3:
Thanks, good morning.  Congrats to Doug on the new role and I appreciate some of the additional commentary you gave on the FelCor transaction.  Maybe a big question here.  I know you guys don't give guidance and obviously we've heard from a lot of your peers this week.  But you've been out performing some of those peers on a RevPAR basis.  So Doug I was wondering if you have any general comments on how you're thinking about RevPAR in 2017?

Douglas Kessler:
We won't give guidance but we certainly can state that we believe that the diversity of our portfolio is advantageous to us this time relative to the composition of our peer group portfolio.   Our footprint is broader, our asset base is more comprehensive in terms of your chain scale segments and locations.  And so at a time where the more consolidated strategies in some of these urban markets may have made sense earlier in this cycle, that’s unusually where, right now, all the new supply seems to be coming in. So our supplying impact situation is a bit mitigated by the footprint that we have today and moreover I think that the key is that our asset management team does a phenomenal job.  We believe they are best in class.  They get very granular both at the top line as well as the bottom line to maximize flow-throughs on these assets.  And this is a pennies business.  You have to go after every possible scrape that you can get and I think even the example that Jeremy highlighted on our earnings call related to the billboard signage at the W Atlanta, is an example of that.  So, that's how we generate this kind of performance and that's what we hope to do going forward.

And my general macroeconomic comment, I think that there's a lot of expected enthusiasm about where the economy is headed.  Whether it's due to the potential tax law changes or infrastructure growth, whatever it is I think people have an eye on the potential economic expansion.  Obviously, as we get deeper into this administration and their economic plan, people will want to start to see proof of that, and provided that there is proof of that, then our view is that this could be more of an extended cycle.   So, Jeremy I think also has a comment as well.

Jeremy Welter:
It's just a couple of comments.  When you look at our portfolio, our group business can be anywhere from 22-25%, and without giving guidance I can tell you the group outlook for 2017 is very healthy for the Trust portfolio.  And one other dynamic is that when you look at the market that we're in, as Doug mentioned, our largest market, Washington DC, I think with the change in administration, and we're already seeing it, is stimulating a lot of new demand in that market.  So I think that bodes well for the Trust portfolio.

Participant 3:
Okay great.  That's very helpful.  And then on the FelCor proposal, it sounds like you've made the offer using limited information.  How comfortable are you guys with the bid and some of the estimates that you’ve put out?

Douglas Kessler:
Well we're very comfortable based on the information that we have received.  We've looked at their public data, they've given us some limited information as part of the signing of the NDA but it really wasn’t what we were looking for.  It wasn’t typical and customary information like property PNLs.  But the benefit that we have here is that our assets are comparable in many ways and we can look at the publically available information and compare and contrast on market comps and operating comps within our existing portfolio to arrive at our estimates for savings.  You know, flow-throughs are flow-throughs and it's pretty easy to evaluate the difference.  Even to the point that we've made in our conversations that if we're only partially right - which we think we wont just be partially right - but even partially right there is a tremendous amount of value added here.  Moreover, to the extent they would share property-level P&L information with us and engage with us, we may find that there's even more to the upside here.  So, we believe that based on the information that we have - and this has been done with a thorough amount of diligence going back to October in conjunction with our own internal team, our advisor, UBS and our law firm, Cadwalader - that we're very confident in what we have on the table right now.

Participant 3:	Okay, great. That's all from me. Thank you.

Participant 4:
Thanks, good morning everyone.  Just had a question on the $18 million of operating synergies.  I know you haven’t had a chance to look at all of FelCor’s property-specific data but is that number, is that based upon a comparable analysis of where your portfolio is currently operating versus where FelCor’s is currently operating?  That's really just a high level estimate, correct?

Jeremy Welter:
Yes, this is Jeremy.  It's a combination of the G&A savings, which is fairly easy for Deric and his team to calculate because their run rates, the G&A costs and then look at what our incremental costs would be, and you can calculate the G&A savings.  On the operational side, it's a myriad of actually quite a bit of things.  Using their publically available information, using our benchmarking that we can do with our comparable hotels, using our track record of looking at acquisitions that we've made over the years including brand-managed acquisitions.  I think we just quoted that the most recent three brand-managed acquisitions; we delivered 174% EBITDA flow-through in the first year.  And those were Starwood Properties, and our team just does an outstanding job.  But we went over this in the call, I think earlier this week.  We went through the different components and the different ranges in which we thing those savings will come out.  And so I think we feel very confident that we can deliver the savings, especially when you look at the flow-throughs that they had of, I think, somewhere in the range of 16%.  Our brand managed full service hotels in Ashford Trust for the year was over 70%.  I think it was technically 72%.  So that’s phenomenal flow-throughs that we’ve been able to do with all brand-managed assets.  And so, this is a team that has a track record of adding value in any asset that gets thrown our way.

Participant 4:	Yes, that makes sense. And then to clarify, you brought up G&A but that’s a separate topic, right? This is just the $18 million at the property level, right? I wanted to clarify that.

Jeremy Welter:	No, no. $18 million to $30 million that is a component of G&A and property-level savings and we think that the G&A component is somewhere -

Deric Eubanks:	Yes, I mean it's $11 million right out of the gate.

Jeremy Welter:	Yes. So then the balance is operational savings.

Participant 4:
Got it.  That makes sense.  And then just one housekeeping item for Derek.  On the incentive fee recognition, when Prime recognized their fee a year ago in the fourth quarter, they added back two-thirds of it to be recognized routably over the next eight quarters.  Has something changed on the accounting front that you're not doing at Trust for the fourth quarter?

Deric Eubanks:
Yes, when we did that last year we received a comment from the SEC that they did not like the way we had did that, where we tried to match up the cash payments versus the gap recognition.  And, so for gap purposes, Trust had to recognize 100% of the expense in the fourth quarter.  But you're correct; that will be paid over a three-year period.  So from a cash standpoint the payments will go out over three years.

Participant 4:	That's helpful, thank you.

Participant 5:
Thanks, glad I made it in.  You know I found your comment that FelCor was kind of steering you towards stock versus cash - that's pretty interesting since cash is basically cleaner.  But I wanted to follow up on one of Ryan’s seven questions.  When it comes to cash are you not ruling that out?  And how I think about this is, if you're truly going to potentially sell the three New York City assets, there's $500 million in cash right there, which would be close to half of the market cap of FelCor that you can immediately work to de-lever.  Is that something you guys would actually consider?

Douglas Kessler:
I mean, until they start engaging with us, we have come up with what we think is a very attractive proposal for them.  And if they want to engage in discussions around a deal, then we're already seated at the table.  So, happy to discuss things with them.  But right now -

Participant 5:	But -

Douglas Kessler:	- we’ve followed what we believed they suggested we should do, so at this point we're waiting for them. We're waiting for engagement from them at this point.

Participant 5:
Right, but if you are going to go hostile on them and you think you might be able to sway more buy-side to side with you if there was a meaningful cash component, isn’t that a way of maybe addressing that without levering up trust further?

Douglas Kessler:	It would be. It potentially could be. And I think that until we hear feedback from them as to any changes to our proposal, this is our offer.

Participant 5:	Okay, thanks Doug.

Douglas Kessler:	All right then. Thank you everyone for joining today’s call and we look forward to speaking with you again on our next update.

Forward Looking Statements
Certain statements and assumptions in this communication contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements in this communication include, among others, statements about the Company’s strategy and future plans. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Hospitality Trust, Inc.’s (“Ashford Trust”) control. These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; the degree and nature of our competition; risks that Ashford Trust will ultimately not pursue a transaction with FelCor Lodging Trust Incorporated (“FelCor”) or FelCor will reject engaging in any transaction with Ashford Trust; if a transaction is negotiated between Ashford Trust and FelCor, risks related to Ashford Trust’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees, managers or franchisors; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Ashford Trust’s shares could decline. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission (the “SEC”). EBITDA is defined as net income before interest, taxes, depreciation and amortization. EBITDA yield is defined as trailing twelve month EBITDA divided by the purchase price. A capitalization rate is determined by dividing the property’s annual net operating income by the purchase price. Net operating income is the property’s funds from operations minus a capital expense reserve of either 4% or 5% of gross revenues. Hotel EBITDA flow-through is the change in Hotel EBITDA divided by the change in total revenues. Hotel EBITDA Margin is Hotel EBITDA divided by total revenues. Funds from operations (“FFO”), as defined by the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) in April 2002, represents net income (loss) computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains (or losses) from sales of properties and extraordinary items as defined by GAAP, plus depreciation and amortization of real estate assets, and net of adjustments for the portion of these items related to unconsolidated entities and joint ventures. The forward-looking statements included in this communication are only made as of the date of this communication. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information
This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor. In furtherance of this proposal and subject to future developments, Ashford Trust (and, if a negotiated transaction is agreed, FelCor) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Ashford Trust’s Investor Relations department at Ashford Hospitality Trust, Inc., Attention: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling Ashford Trust’s Investor Relations department at (972) 490-9600. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashford Trust’s website at www.ahtreit.com under the “Investor” link, at the “SEC Filings” tab.

Certain Information Regarding Participants
Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford Inc.’s directors and executive officers in Ashford Inc.’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.

Non-GAAP Financial Measures
Substantially all of our non-current assets consist of real estate investments and debt investments secured by real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to assist in evaluating a real estate company’s operations. These supplemental measures include FFO, AFFO, EBITDA, and Hotel EBITDA. FFO is computed in accordance with our interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently than us. Neither FFO, AFFO, EBITDA, nor Hotel EBITDA represents cash generated from operating activities as determined by GAAP and should not be considered as an alternative to a) GAAP net income (loss) as an indication of our financial performance or b) GAAP cash flows from operating activities as a measure of our liquidity, nor are such measures indicative of funds available to satisfy our cash needs, including our ability to make cash distributions. However, management believes FFO, AFFO, EBITDA, and Hotel EBITDA to be meaningful measures of a REIT’s performance and should be considered along with, but not as an alternative to, net income and cash flow as a measure of our operating performance.